Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $170 Million Preferred Share Offering and Declares Initial Dividend

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

CALGARY, Jan. 15, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced public offering of cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") for aggregate gross proceeds of $170 million (the "Offering").

The Offering was announced on January 6, 2016 when Pembina entered into an agreement with a syndicate of underwriters led by Scotiabank, BMO Capital Markets and RBC Capital Markets. A total of 6,800,000 Series 11 Preferred Shares, which includes 800,000 Series 11 Preferred Shares issued pursuant to the partial exercise of the underwriters' option, were sold under the Offering.

Proceeds from the Offering will be used to reduce indebtedness under the Company's credit facilities,  as well as for capital expenditures and working capital requirements in connection with the Company's 2016 capital program.

The Series 11 Preferred Shares will begin trading on the Toronto Stock Exchange today under the symbol PPL.PR.K.

Dividends on the Series 11 Preferred Shares are expected to be $1.4375 per share annually, payable quarterly on the 1st day of March, June, September and December, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period to but excluding March 1, 2021.

Concurrently with the closing of the Offering, Pembina's Board of Directors has declared the initial quarterly dividend for the Series 11 Preferred Shares in the amount of $0.1812, for the period of January 15, 2016 to March 1, 2016. The dividend will be payable on March 1, 2016, to shareholders of record on February 1, 2016.

All of Pembina's dividends are designated "eligible dividends" for Canadian income tax purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the planned use of proceeds from the Offering, the commencement of trading of the Series 11 Preferred Shares,  and the timing and amount of dividend payments.  These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results.  These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in the prospectus supplement dated January 8, 2015, the final short form base shelf prospectus dated March 18, 2015 and in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2014, which can be found at www.sedar.com.  There can be no assurance that dividends will be paid. The declaration and payment of any dividend by Pembina is at the discretion of the Company's Board of Directors and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt, obligations, working capital requirements and future capital requirements of Pembina and its subsidiaries. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected.  Such forward-looking statements are expressly qualified by the above statements.  Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance and CFO, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 09:05e 15-JAN-16